UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The PepsiCo Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

THE PEPSICO SAVINGS PLAN
December 31, 2016 and 2015
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the year ended
December 31, 2016	3

Notes to Financial Statements	4-11

Supplemental Schedules:

Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year
ended December 31, 2016	12

Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of
December 31, 2016	13

Signature	14

Index to Exhibit	15

Report of Independent Registered Public Accounting Firm

The Plan Administrator of
The PepsiCo Savings Plan:
We have audited the accompanying Statements of Net Assets Available for Benefits of The PepsiCo Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 2016 and 2015, and the Changes in Net Assets Available for Benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2016, and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2016, and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ KPMG LLP
New York, New York
June 28, 2017

THE PEPSICO SAVINGS PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2016 and 2015
(dollars in thousands)

	2016	2015
Assets
Investments:
Plan interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust	$7,846,108	$7,194,007
Receivables:
Participant contributions	8,085	2,795
Employer contributions	4,955	5,807
Notes receivable from participants	208,009	190,801
Total receivables	221,049	199,403
Net Assets Available for Benefits	$8,067,157	$7,393,410

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2016
(dollars in thousands)

Additions to net assets attributed to:
Income:
Investment income from the PepsiCo, Inc. Defined Contribution Plans Master Trust	$622,778
Interest income on notes receivable from participants	10,593
Total income	633,371
Contributions:
Participants	368,053
Rollovers	53,968
Employer	144,007
Total contributions	566,028
Total additions	1,199,399
Deductions from net assets attributed to:
Benefits paid to participants	614,022
Dividends paid to participants	3,096
Administrative expenses	1,164
Total deductions	618,282
Net increase in net assets before transfers	581,117
Net transfers from The PepsiCo 401(k) Plan for Hourly Employees (Hourly Plan)	92,630
Net Increase in Net Assets	673,747
Net Assets Available for Benefits at Beginning of Year	7,393,410
Net Assets Available for Benefits at End of Year	$8,067,157

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Note 1 – Description of the Plan
The following brief description of The PepsiCo Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
In general, the Plan provides a program under which eligible salaried and certain hourly employees (eligible employees) of PepsiCo, Inc. and certain of its subsidiaries (the Company) may accumulate funds for long-term retirement savings. All eligible employees who are paid in U.S. dollars from a U.S. payroll and classified as full time, and certain other employees as defined in the Plan document, are immediately eligible on their first day of service. Part-time eligible employees who are paid in U.S. dollars from a U.S. payroll who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees, as defined in the Plan document, are not eligible to participate in the Plan.
The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. The Plan also has a Roth 401(k) feature. The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan is subject to the provisions of ERISA.
The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan's investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee (the Plan Administrator). The trustee for the Plan is Fidelity Management Trust Company (Trustee), and the recordkeeper for the Plan is Fidelity Workplace Services LLC.
Contributions
Each year, participants are allowed to contribute up to 50% of their earnings, in whole percentage increments, up to a maximum pre-tax amount under the Code ($18,000 for 2016). Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.
Participants who are expected to reach or are over the age of 50 during a Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Code, the maximum allowable catch-up contribution was $6,000 for 2016.
Participants may elect to have their contributions invested in one or more investment options. In general, participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the stable value fund to the self-directed brokerage account. Such transfers must be invested into another investment option for a 90-day waiting period. Initial transfers from other investment options to the self-directed brokerage account must be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed.
Salaried employees who are actively accruing benefits, or in a waiting period to actively accrue benefits, under a Company-sponsored defined benefit pension plan are not eligible for Company matching

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

contributions. For other employees, the Company matches 50% of employee contributions up to a limit ranging from 6% to 8% of eligible pay based on years of service. Eligible employees who are paid in U.S. dollars from a U.S. payroll and are not actively accruing, or in a waiting period to actively accrue, benefits under a Company-sponsored defined benefit pension plan are eligible for Company automatic retirement contributions (ARC). ARC is calculated as a maximum of 9% of eligible pay based on age and years of service. ARC and Company matching contributions are invested in accordance with the employee's investment elections; however, ARC may not be invested in the self-directed brokerage option or the PepsiCo Common Stock Fund.
The Plan has an automatic enrollment program for full-time and part-time hires. Under the program, eligible employees automatically make pre-tax contributions in the amount of 4% to 6% of earnings. Employees that are automatically enrolled have their contribution invested in a target date fund, based on a target date closest to the employee's 65th birthday. An employee may elect out of the automatic enrollment program at any time, as well as make changes to (or maintain) the level of contributions and may re-direct how those contributions are invested.
Participant Accounts
Each participant account is credited with participant contributions, allocations of Company contributions, investment earnings/losses and expenses. Investment earnings/losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on the participant's investment elections.
Vesting
Participants are immediately vested in their contributions and investment earnings/losses. In general, participants are fully vested in the Company's contributions and associated investment earnings/losses after three years of service. The Company uses any forfeited non-vested amounts to reduce Company contributions or to pay plan administrative expenses. The forfeited non-vested amounts used to reduce Company contributions were $6,110,422 and $3,694,204 in 2016 and 2015, respectively. At December 31, 2016 and 2015, remaining forfeited non-vested accounts totaled $34,597 and $110,657, respectively.
Notes Receivable from Participants
In general, participants who have a vested balance of $2,000 or more in the Plan may borrow from the total of their investment accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50% of their vested balance. A participant may have two outstanding loans at a time only if one of them is a principal residence loan. Loan terms range from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence. The loans are secured by the balance in the participant's account. Loans issued before January 1, 2013 bear a fixed rate of interest at the prime lending rate plus 1% at the time the loans are issued. Loans issued on or after January 1, 2013 bear a fixed rate of interest at the prime lending rate plus 2% at the time the loans are issued. Loan repayments are made directly through payroll deductions and are applied first to interest and then to principal according to a payment schedule. There were 28,403 loans outstanding at December 31, 2016 with interest rates ranging from 3.3% to 10.5% with maturities through 2032. There were 27,752 loans outstanding at December 31, 2015 with interest rates ranging from 3.3% to 10.5% with maturities through 2031.
Benefits Paid to Participants
In general, participants may elect to receive a distribution upon hardship, termination, disability, retirement or after the age of 59 1/2 ; however, loans and hardship withdrawals may not be taken from an ARC account.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Hardship distributions are allowed for purchasing a primary residence or financing the higher education of the participant, the participant's spouse or dependent, as well as paying unreimbursed medical bills or alleviating certain other financial hardships. Upon termination, disability or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate. Under certain circumstances, participants may also elect to take in-service distributions of any after-tax contributions, rollover contributions and vested matching contributions.
If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions and investment earnings/losses. Participants can elect to receive benefit payments in a lump sum or annual installments for a period no longer than the participant's life expectancy. However, distributions of $5,000 or less must be made in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required time frame, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Government Cash Reserves Fund. If a distribution election is not made within the required time frame for an account balance of $1,000 or less, the account will be distributed automatically.
Termination
Although the Company has not expressed any intent to do so, it may terminate the Plan in accordance with ERISA and the Code. In the event that the Plan is terminated, participants would become 100% vested in any Company contributions and the Plan Administrator can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.
Note 2 – Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
Tabular dollars are in thousands.
Investment Valuation and Income Recognition
The Plan retains an interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust (PepsiCo Master Trust), which holds investments in various securities, commingled trust funds and a stable value fund. These investments are valued at fair value, except for the fully benefit-responsive investment contracts within the stable value fund. Within the stable value fund, the collective investment trust is valued at fair value, while the synthetic investment contracts are valued at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recognized on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable from participants are deemed delinquent as of the end of the calendar quarter following the calendar quarter in which the loan repayment is due and unpaid. Delinquent notes receivable from participants are recorded as benefits paid to participants.
Payment of Benefits
The Plan accounts for benefits when paid.
Recent Accounting Pronouncements
In 2017, the Financial Accounting Standards Board (FASB) issued accounting guidance that relates primarily to the reporting by an employee benefit plan for its interest in a master trust. The provisions of this new guidance are effective as of the beginning of the 2019 plan year, with early adoption permissible. Provisions include reporting a plan's interest in a master trust and the change in value of that interest as separate line items in the Plan's financial statements. Management is currently evaluating the impact of this guidance on the Plan's financial statements and the timing of adoption.
In 2015, the FASB issued accounting guidance that eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured at net asset value per share using the practical expedient. The provisions of this guidance were adopted as of the beginning of 2015 and the adoption did not have a material impact on the Plan's financial statements.
In 2015, the FASB issued technical corrections and improvements to accounting guidance in a number of areas. Management adopted the provisions of this standard to classify commingled funds as a Level 1 investment in the fair value hierarchy table effective as of the beginning of 2015 and the adoption did not have a material impact on the Plan's financial statements.
In 2015, the FASB issued accounting guidance for a three-part standard that (1) requires the use of contract value as the only measurement for fully benefit-responsive investment contracts; (2) eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation by general type; and (3) provides plans with a measurement-date practical expedient (which is not applicable to the Plan's financial statements). Management adopted the provisions of this guidance effective as of the beginning of the 2015 plan year and the adoption did not have a material impact on the Plan's financial statements.
Note 3 – PepsiCo Master Trust
Plan Interest
The Plan's investments are combined with the investments of the Hourly Plan in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating plan has an interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan's participation in each investment within the PepsiCo Master Trust. The Plan's interest in the net assets of the PepsiCo Master Trust was approximately 93% and 92% at December 31, 2016 and 2015, respectively.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

The PepsiCo Master Trust net assets are detailed below by asset category.

	December 31, 2016	December 31, 2015
Investments, at fair value:
Cash and cash equivalents	$15,865	$30,892
PepsiCo common stock	1,486,050	1,466,071
PepsiCo preferred stock	63,632	66,966
Mutual funds	3,783	3,573
Fixed income securities	286,924	279,558
Commingled trust funds	5,348,542	4,815,054
Self-directed brokerage	379,403	356,374
	7,584,199	7,018,488
Investments at contract value: fully benefit-responsive synthetic investment contracts	823,098	779,501
Interest and dividends receivable	9,629	10,498
Net unsettled investment activity	12,935	2,720
Net assets	$8,429,861	$7,811,207

	Year ended December 31, 2016
Investment income:
Net appreciation in fair value investments	$609,283
Interest and dividends	52,470
Net investment income	$661,753

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Stable Value Fund
The PepsiCo Master Trust holds investments in a stable value fund, which consists of bond portfolios wrapped in fully benefit-responsive synthetic investment contracts. The majority of the portfolios are made up of government, corporate, mortgage-backed and asset-backed securities. These fully benefit-responsive investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments.
The synthetic investment contracts are issued by five investment grade financial institutions and intend to preserve the value of the fund's investments by mitigating fluctuations in the market value of the associated bond portfolios. These synthetic investment contracts are benefit-responsive in that they allow for participant withdrawals at contract value. Contract value represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. The contract value of these investments was $823,098,462 as of December 31, 2016 and $779,500,725 as of December 31, 2015.
The stable value fund portfolio also invests in a collective investment trust for which fair value is measured using the net asset value per share. Since the Plan holds an indirect investment in the portfolio through the stable value fund, this investment is not considered to be fully benefit responsive. The fair value of this investment was $63,468,371 as of December 31, 2016 and $77,596,846 as of December 31, 2015 and is classified as a commingled trust fund.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.
Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. Consistent with industry practice, a contract provider can terminate its contract with, on average, a 30-day notice; however, the Plan's contractual right for a wind-down period allows the contract to remain benefit-responsive to participants for, on average, a two- to three-year period.
Note 4 – Fair Value Measurements
The guidance on fair value measurements defines fair value, establishes a framework for measuring fair value and disclosures related to fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

PepsiCo Master Trust assets measured at fair value as of December 31, 2016 and 2015 are categorized consistently by level in both years and are as follows:

	2016				2015
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash and cash equivalents(a)	$15,865	$15,865	$—	$—	$30,892
PepsiCo common stock(b)	1,486,050	1,486,050	—	—	1,466,071
PepsiCo preferred stock(c)	63,632	—	63,632	—	66,966
Mutual funds(b)	3,783	3,783	—	—	3,573
Fixed income securities(d)	286,924	—	286,924	—	279,558
Commingled trust funds(e)	5,348,542	5,348,542	—	—	4,815,054
Self-directed brokerage(b,e,f)	379,403	379,403	—	—	356,374
Total assets at fair value	$7,584,199	$7,233,643	$350,556	$—	$7,018,488

(a)	Restricted in use.

(b)	Based on quoted market prices in active markets.

(c)	Based primarily on the price of PepsiCo common stock into which the PepsiCo preferred stock is convertible.

(d)	Based primarily on yields currently available on comparable securities with similar credit ratings, and a compilation of primary observable market information.

(e)	Based on the published price of the fund.

(f)	Includes cash and cash equivalents held in self-directed brokerage accounts.

For the years ended December 31, 2016, and 2015, there were no transfers between fair value levels.
Note 5 – Net Transfers from the Hourly Plan
In general, participants may transfer from the Hourly Plan to the Plan following a change in the employee's role with the Company. In addition, Hourly Plan participants with annualized compensation of at least $50,000 in the prior year are automatically transferred to the Plan. Participant account transfers to the Plan totaled $92,630,157 in 2016.
Note 6 – Administrative Expenses
In general, the Company pays most of the usual and reasonable direct expenses of the Plan and the Plan Administrator. Any direct expenses not borne by the Company are paid by the Trustee out of the PepsiCo Master Trust. If applicable, expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants' investment balances and are reflected in the value of the participants' accounts. Any other indirect expenses, such as investment management fees, are reflected in the change in net asset value of the various funds.
Note 7 – Risks and Uncertainties
The Plan provides for investment options in various securities and funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan's exposure to a concentration of credit risk is dependent upon the investments selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements. Approximately 17% and 19% of the Plan's net assets were invested in the common and preferred stock of the Company through the PepsiCo Master Trust at December 31, 2016 and 2015, respectively. The underlying value of the Company's stock is impacted by the performance of the Company, the market's evaluation of such performance and other factors.
Note 8 – Tax Status
The Plan's current favorable determination letter, received from the Internal Revenue Service, is dated March 11, 2015. As such, the Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Code and; therefore, the Plan is qualified and the related trust is tax exempt.
The 2015 participant contributions transferred late to the Plan, listed on Schedule H, line 4a, were corrected and approved under the U.S. Department of Labor's Voluntary Fiduciary Correction Program (VFCP).
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. U.S. generally accepted accounting principles requires the Plan's management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
Note 9 – Related Party Transactions
Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of the Trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company's common stock in the PepsiCo Common Stock Fund and the Company's preferred stock in the PepsiCo ESOP Preferred Stock Fund. The value of the PepsiCo Master Trust investments in the Company's common stock was $1,486,049,846 and $1,466,071,204 at December 31, 2016 and 2015, respectively. The value of the PepsiCo Master Trust investments in the Company's preferred stock was $63,631,969 and $66,966,030 at

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

December 31, 2016 and 2015, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.
Note 10 – Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were issued.

THE PEPSICO SAVINGS PLAN
Supplemental Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2016
(dollars in thousands)

Year Ended	2015 Participant Contributions Transferred Late to Plan including Loan Repayments	2015 Contributions Corrected in VFCP in June 2016
2015	$1,703	$1,703

See accompanying report of independent registered public accounting firm.

THE PEPSICO SAVINGS PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2016
(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
*Notes Receivable from Participants	Notes Receivable from Participants (28,403 loans outstanding with interest rates ranging from 3.3% to 10.5% with maturities through 2032)	$208,009

*Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2017	THE PEPSICO SAVINGS PLAN

/s/ Duncan Micallef
Duncan Micallef
Chair, PepsiCo Administration Committee

THE PEPSICO SAVINGS PLAN
December 31, 2016 and 2015
Index to Exhibit

23.1	Consent of Independent Registered Public Accounting Firm